Exhibit 99.5

Form 62-103F1
REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS
State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.
This report amends information disclosed in a report filed on February 24, 2017.
Item 1 – Security and Reporting Issuer
1.1     State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.
This report relates to the Class A subordinate voting shares, Class B multiple voting shares and Founder share of Shopify Inc. (the “Company”).

The Company’s head office is located at:

151 O’Connor Street
Ground Floor
Ottawa, Ontario
K2P 2L8

1.2     State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.
Not applicable. The transaction that triggered the requirement to file this report was an issuance of a Founder share to Tobias Lütke by way of a plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act, as further described in Item 2.2 below.
Item 2 – Identity of the Acquiror
2.1     State the name and address of the acquiror.
Tobias Lütke
c/o Shopify Inc.
151 O’Connor Street, Ground Floor
Ottawa, Ontario
K2P 2L8

2.2     State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.
    On June 7, 2022, shareholders of the Company approved a plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act to effect, among other things, certain updates to the Company’s governance structure, including an amendment to its restated articles of incorporation to provide for the creation of a new class of share, designated as the Founder share, and the issuance of such Founder share to the Company’s Founder and Chief Executive Officer, Mr. Lütke (the “Arrangement”).
    On June 9, 2022, the Company completed the Arrangement and the Founder share was issued to Mr. Lütke.
2.3     State the names of any joint actors.
Not applicable.
Item 3 – Interest in Securities of the Reporting Issuer

3.1     State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.
7910240 Canada Inc. holds 6,729,875 Class B multiple voting shares and 5,250 Class A subordinate voting shares. Mr. Lütke directly holds 1,161,977 Class B multiple voting shares and 29,617 Class A subordinate voting shares. Mr. Lütke is deemed to beneficially own the shares held by 7910240 Canada Inc.
Mr. Lütke was issued one Founder share pursuant to the Arrangement. Immediately prior to the Arrangement, Mr. Lütke beneficially owned or controlled 7,891,852 Class B multiple voting shares (representing approximately 66.0% of the issued and outstanding Class B multiple voting shares and approximately 33.8% of the aggregate voting power attached to all of the Company’s outstanding voting shares) and 34,867 Class A subordinate voting shares (representing approximately 0.03% of the issued and outstanding Class A subordinate voting shares and approximately 0.01% of the aggregate voting power attached to all of the Company’s outstanding voting shares). Each Class B multiple voting share represents 10 votes and is convertible into a Class A subordinate voting share in accordance with its terms.
The Founder share provides Mr. Lütke with a variable number of votes that, when combined with Class B multiple voting shares beneficially owned by him, his immediate family and affiliates (including any Class A subordinate voting shares issued in the future upon conversion of his Class B multiple voting shares and certain other Class A subordinate voting shares acquired after the effective date of the Arrangement), represents 40% of the total voting power attached to all of the Company’s outstanding voting shares. Immediately following completion of the Arrangement, Mr. Lütke beneficially owned or controlled 7,891,852 Class B multiple voting shares (representing approximately 96.2% of the issued and outstanding Class B multiple voting shares), 34,867 Class A subordinate voting shares (representing approximately 0.03% of the issued and outstanding Class A subordinate voting shares) and one Founder share (with only one Founder share being issued and outstanding), representing, approximately, 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares.
Mr. Lütke holds 147,839 options which were granted pursuant to the Company’s stock option plan, which are exercisable for Class A subordinate voting shares.
3.2    State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.
See Item 2.2.
3.3     If the transaction involved a securities lending arrangement, state that fact.
Not applicable.
3.4     State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.
See Item 3.1 above.
3.5     State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.
3.6     If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.
Not applicable.
3.7     If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.
Not applicable.
State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.
Not applicable.
3.8     If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.
Not applicable.
Item 4 – Consideration Paid
4.1     State the value, in Canadian dollars, of any consideration paid or received per security and in total.
The Founder share was issued to Mr. Lütke for cash consideration of C$10.
4.2    In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.
Refer to Items 2.2 and 4.1.
4.3     If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.
Not applicable.
Item 5 – Purpose of the Transaction
State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:
(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;
(f) a material change in the reporting issuer’s business or corporate structure;
(g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j) a solicitation of proxies from securityholders;
(k) an action similar to any of those enumerated above.

The Founder share was acquired by Mr. Lütke pursuant to the Arrangement.
Mr. Lütke may, depending on market conditions, acquire additional Class A subordinate voting shares or dispose of Class B multiple voting shares or Class A subordinate voting shares in the future, whether in transactions over the open market or through privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and estate planning, investment diversification and charitable giving purposes. The Founder share is not transferable by Mr. Lütke.
Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer
Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
In connection with the Arrangement, the Company entered into a founder agreement with Mr. Lütke and 7910240 Canada Inc. (the “Founder Agreement”). Pursuant to the Founder Agreement, Mr. Lütke agreed not to, directly or indirectly, transfer the Founder share. Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) also agreed not to transfer any Class B multiple voting shares if such transfer would result in Mr. Lütke not retaining voting control over such shares, in which case such transferred Class B multiple voting shares shall be caused to be converted into Class A subordinate voting shares. The Founder Agreement also provides that Mr. Lütke and 7910240 Canada Inc. (and any additional affiliate who becomes a party to the Founder Agreement pursuant to its terms) are not entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with certain transactions involving the elimination, consolidation or collapse of the Class B multiple voting shares or the Founder share.

As further described in the Company’s Annual Information Form dated February 16, 2022, in connection with the Company’s initial public offering, Mr. Lütke through entities owned and/or controlled, directly or indirectly, by him is party to (i) a coattail agreement dated May 27, 2015, which contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable securities laws in Canada to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares; and (ii) a third amended and restated investors’ rights agreement dated May 27, 2015, which provides certain registration rights in respect of any Class A subordinate voting shares held by certain shareholders from time to time, including those Class A subordinate voting shares issuable upon the conversion of any Class B multiple voting shares beneficially owned by the holder thereof.

Item 7 – Change in material fact
If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.
Not applicable.
Item 8 – Exemption
If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.
Not applicable.
[Signature page follows.]

Item 9 – Certification
Certificate
I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.
Dated:     June 10, 2022.

By:	(signed) Tobias Lütke
Name: Tobias Lütke